August 10, 2005

U.S. Securities and Exchange Commission

Division of Corporation Finance

450 5th Street NW - Mail Stop 7010

Washington, DC 20549-7010

Attn: Ms. Jennifer Hardy, Branch Chief

Re:	PW Eagle, Inc.
Form S-3/A filed June 28, 2005
Supplemental response submitted August 2, 2005
File No. 333-124462

Form 10-K for fiscal year ended December 31, 2004
Form 10-Q for the quarter ended March 31, 2005
Form 8-K dated July 1, 2005
File No. 000-18050

Dear Ms. Hardy:

On behalf of PW Eagle, Inc. (the “Company”), we submit this letter in response to comments from the staff of the U.S. Securities and Exchange Commission (the “Staff”) received by letter dated August 9, 2005. We appreciate the Staff’s prompt consideration of this response. In this letter, we have recited the comment from the Staff in italicized, bold type and have followed the comment with the Company’s response in regular type. References in this letter to “we”, “our” or “us” mean the Company or its advisors, as the context may require.

Form S-3/A filed June 28, 2005 and supplemental response submitted August 2, 2005

1.	Please file your supplemental response as correspondence on Edgar and file and amendment to the registration statement including your proposed revisions.

RESPONSE:

On August 10, we filed the supplemental response as correspondence on Edgar and filed the amendment to the registration statement including our proposed revisions.

Form 8-K dated July 1, 2005

2.	We note your response to prior comment 5. Please demonstrate to us that the pre-tax income of the business you disposed of was less than 10% of your consolidated pre-tax income in FY 2004; otherwise provide pro forma financial statements as required by Article 11 of Regulations S-X. Additionally, please tell us how your “allocation of the negative goodwill” to the assets you disposed of complies with paragraph 44 of SFAS 141, Business Combinations. Tell us the total amount of negative goodwill you recorded as a result of the September 2004 acquisition and the amount you allocated to the business you sold.

RESPONSE:

The disposed business had $220,000 in pre-tax income in 2004, constituting 3.6% of our consolidated pre-tax income (using the five-year average method for calculating our consolidated pre-tax income). We have conducted an analysis of the relevant portions of the Form 8-K rules and Regulation S-X and concluded that the disposition did not meet the threshold required for inclusion of pro forma financial statements in the current Form S-3.

As reported in the Annual 10-K report, footnote 2, page 34, USPoly acquired UAC on September 27, 2004 for a purchase price of $18.6 million. The negative goodwill was $(2.4) million which was allocated to property, plant and equipment in the amount of $(1.9) million, and intangible assets of $(0.5) million, in accordance with SFAS 141, paragraph 44. At the time of the acquisition, USPoly had no intent to sell the metals parts business, and accordingly, those assets were not classified as “assets to be disposed of by sale”.

Approximately nine months later, on June 30, 2005 the metals parts business assets were sold for approximately $2.5 million. The assets sold included inventory of $0.7 million, and net property, plant and equipment of $0.5 million, resulting in a gain of approximately $1.3 million. Since there had been no intent to sell these assets in September 2004 at the date of acquisition, there was no further reallocation of the original negative goodwill assigned to the property, plant and equipment values. The value of the metals parts business assets sold included approximately $(0.1) million of the original allocated negative goodwill from the purchase in September 2004.

We acknowledge on behalf of the Company, having been authorized by the Company to do so, that: PW Eagle is responsible for the adequacy and accuracy of the disclosure in the filing; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and PW Eagle may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding these matters, please contact me (612-492-7162) or, in my absence, Ryan Brauer (612-492-7252).

Sincerely,

/s/ Melodie R. Rose
Melodie R. Rose

Direct Dial: 612.492.7162
Email: mrose@fredlaw.com